Exhibit 21.1
Subsidiaries of the Registrant
(All subsidiaries are 100% owned unless indicated otherwise.)

State or Other
Jurisdiction
of
Name	Incorporation
Atlas Air Worldwide Holdings, Inc. (Registrant)	Delaware
Atlas Air, Inc.	Delaware
Polar Air Cargo Worldwide, Inc. (1)	Delaware
Global Supply Systems Limited (2)	United Kingdom
Polar Air Cargo LLC.	California
Titan Aviation Leasing Limited	Ireland
Titan Aviation Leasing – Americas, Inc.	Delaware
Titan Acquisition 1 Limited (Ireland)	Ireland
Titan Americas Acquisition, LLC	Delaware
AAWW International 1, Inc.	British Virgin Islands
AAWW International 2, Inc.	British Virgin Islands
Titan Aviation (Hong Kong) Limited	Hong Kong
AAWW Al Hai Holding Company (3)	British Virgin Islands

(1)	51% owned.

(2)	49% owned

(3)	50% owned